SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA · ASIA PACIFIC · EUROPE	meng.ding@sidley.com +852 2509 7858

March 6, 2024

CONFIDENTIAL

Claire DeLabar

Robert Littlepage

Austin Pattan

Larry Spirgel

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobile-health Network Solutions
Registration Statement on Form F-1
Filed February 22, 2024
File No. 333-277254

Dear Ms. DeLabar, Mr. Littlepage, Mr. Pattan and Mr. Spirgel,

On behalf of our client, Mobile-health Network Solutions (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 4, 2024 regarding the Company’s registration statement on Form F-1 filed on February 22, 2024 (the “Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Amendment No. 1 to the Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1 to the Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven)
Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, Lei Li (New York)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, Liming Xu (New York)
Consultants | Hon Au Yeung, Huberta Chow X.L., (Winnie) Mak T.M., Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

Form F-1 filed February 22, 2024

Capitalization, page 41

1.	We note on pages 41 and 111 that on February 14, 2024, you completed the sub-division of the issued Class A and Class B Ordinary Shares of a nominal or par value of $0.001 each in the capital of the Company into 250 ordinary shares of a nominal or par value of $0.000004 each. Please revise the par value, share and per share amounts throughout the filing to reflect this stock split.

Please refer to the revised Form of Underwriter Warrant and Opinion of Harney Westwood & Riegels Singapore LLP refiled to the Exhibit 4.2 and 5.1 of the Amendment No. 1 to the Registration Statement, respectively.

Financial Statements

Note 14. Contingencies and commitment, page F-25

2.	We note in your risk factor on page 29 that the validity of certain issuances and transfers of your shares cannot be verified and “these past corporate secretarial irregularities include records of waivers or approvals of shareholders of their rights of pre-emption and rights of first refusal under the memorandum and articles of association effective at the relevant time and/or under the shareholder agreement, subscription agreement or investment agreement entered into with such shareholders not having been obtained prior to issuances and transfers of shares of our Company.” Please expand the notes to the financial statements to disclose this risk and uncertainty and expand the risk factor disclosure on page 29 to address the impact on your controls and procedures and whether this constitutes a material weakness in internal controls and procedures. Refer to ASC 450-20-50.

Please refer to updated Note 14. Contingencies and commitment on the page F-25 of the Amendment No. 1 to the Registration Statement for the contingencies disclosure. Please refer to page 29 of the Amendment No. 1 to the Registration Statement for the amended risk factor entitled “The validity of certain issuances and transfers of shares of our Company cannot be verified.”

Note 15 . Subsequent events, page F-26

3.	We note on February 14, 2024, you completed the sub-division of the issued Class A and Class B Ordinary Shares of a nominal or par value of $0.001 each in the capital of the Company into 250 ordinary shares of a nominal or par value of $0.000004 each. Please revise the financial statement to disclose this stock split as a subsequent event and retroactively reflect the stock split pursuant to ASC 805-10-25. Also, please tell us the consideration your independent accountant gave to dual dating their report to reflect this stock split.

Please refer to updated Note 15. Subsequent events on page F-26 of the Amendment No. 1 to the Registration Statement for the subsequent event disclosure, reflection of stock split retroactively pursuant to ASC 805-10-25. Our independent account issued a dual dated audit report as result of updates on Note 14 and Note 15 on the pages F-25 and F-26 of the Amendment No. 1 to the Registration Statement.

***

If you have any questions regarding the Amendment No. 1 to the Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Teoh Pui Pui, Chairman of the Board of Directors, Co-Chief Executive Officer and Chief Operating Officer
Siaw Tung Yeng, Director and Co-Chief Executive Officer
Raymond Oh, Partner, Sidley Austin
Sundra Zhao, Partner, Simon & Edward, LLP
David Levine, Partner, Loeb & Loeb LLP